  Exhibit 99.1

High Tide Announces Voting Results of Annual General and Special Meeting of Shareholders

CALGARY, AB, Aug. 12, 2026 /CNW/ -- High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today the voting results from its annual general and special meeting of shareholders of the Company held on August 11, 2026 (the "Meeting"). Each nominee listed in the Company's management information circular dated June 29, 2026, was elected as a director of the Company.

High Tide Inc., August 12, 2026

Each of the following five nominees proposed by management was elected as a director of the Company. The results of such vote were as follows:

NOMINEE	VOTES FOR		VOTES WITHHELD
	Number	%	Number	%
Harkirat (Raj) Grover	13,596,057	97.50%	349,140	2.50%
Christian Sinclair	13,584,721	97.42%	360,477	2.59%
Arthur Kwan	13,646,782	97.86%	298,415	2.14%
Menashe Kestenbaum	13,630,072	97.74%	315,126	2.26%
Kathleen Skerrett	13,643,854	97.84%	301,343	2.16%

In addition, at the Meeting, shareholders approved (i) fixing the board of directors (the "Board") at five; (ii) appointing Davidson & Company LLP as the Company's auditor for the ensuing year and authorizing the board to fix their compensation, and (iii) the approval of the Amended and Restated Shareholder Rights Plan approved by the board on June 26, 2026. The results of such votes were as follows:

Resolution	VOTES FOR		VOTES WITHHELD		VOTES AGAINST
	Number	%	Number	%	Number	%
Fixing the Board at Five	13,654,995	97.92%	-	-	290,203	2.08%
Appointment of Davidson & Company LLP as the Auditors	13,870,900	99.47%	74,298	0.53%	-	-
Approval of Amended and Restated Shareholder Rights Plan	12,700,154	91.07%	-	-	1,244,706	8.93%

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 229 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, holding a growing 12% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived CBD products. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 14% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 22 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2025 for the fifth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 12-AUG-26